March 9, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F. Street, NE

Washington, D.C. 20549

Attn: Loan Lauren Nguyen / Karina Dorin

Re:                                    L Catterton Asia Acquisition Corp

Registration Statement on Form S-1

Filed February 22, 2021, as amended March 3, 2021

File No. 333-253334

Dear Ms. Nguyen and Ms. Dorin:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of L Catterton Asia Acquisition Corp that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 10, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, the undersigned advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the preliminary prospectus dated March 3, 2021 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Ryan Kelley
Name: Ryan Kelley
Title: Director

[Signature Page to Underwriter’s Acceleration Request Letter]